Exhibit 99.1

GOLDBELT HITS 43m @ 2.95 g/t gold DURING STEP-OUT DRILLING
AT THE KARI NORD PROJECT, SW BURKINA FASO

Toronto, Ontario – (December 11, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce new results from step-out, reverse circulation (‘RC’) drilling at its 100% owned Kari Nord license, one of seven licenses which was recently acquired from Barrick in Burkina Faso.

Highlights

•
New RC drilling results at Kari Nord project include 42m @ 2.65 g/t gold from 39m including 25m @ 3.61 g/t gold from 39m (KNRC001); 37m @ 2.76 g/t gold from 26m including 17m @ 3.98 g/t gold from 46m (KNRC003); and 43m @ 2.95 g/t gold from 31m including 12m @ 6.00 g/t gold from 43m (KNRC005)

•	Two of the holes ended in mineralization and diamond coring is currently underway to gauge the true extent of the mineralization
•	Significant mineralization has been intersected in all six drill holes from the Vindaloo Prospect– results awaited for a further six holes drilled at the Madras Prospect, some
•	4km to the north
•	Mineralization is expected to be continuous between the Vindaloo and Madras
•	Prospects
•	Induced Polarisation geophysical surveying and a further 3,000m of RC and 500m of diamond drilling are to start immediately

The Goldbelt license portfolio in southwest Burkina Faso has been expanded considerably from 7 licenses occupying 1,655 km2 to 14 licenses covering 3,184km2 after the recent acquisition of the Barrick projects in Burkina Faso (Figure 1). These new results are from the first Goldbelt drill holes conducted at the Kari Nord Project.

Two prospects have been drilled – the Vindaloo Prospect (KNRC001 to KNRC006) where a 400m long by 50m wide artisanal pit occurs and the Madras Prospect (KNRC007 to KNRC012) some 4 km to the north (Figure 1).

The results of the first six RC holes (KNRC001 – KNRC006) are contained in Table 1 and are summarized on Figure 1. The geological sections are shown in Figures 2, 3 and 4.

In 2006, Barrick defined mineralization in saprolite over the entire 7 km long strike-length with shallow RAB drilling. The significant results of the RAB drilling are shown on Figure 1. Importantly, the Goldbelt exploration team believes that the RAB drilling misses the mineralization in the southwest of the Vindaloo Prospect and is too widely spaced to be meaningful across the rest of the area. However, along with the results of Barrick’s rock chip sampling, it does suggest that the entire 7km is mineralized in bedrock.

Barrick followed-up the RAB drilling with only two RC drill holes at the Vindaloo Prospect and reported significant drill intercepts of 29m @ 2.4 g/t gold from 85m including 6m @ 5.6 g/t gold from 85m (KRC001) and 60m @ 2.9 g/t gold from 24m including 36m @ 4.4 g/t gold from 26m (KRC002).

Goldbelt has confirmed this mineralization in the current drilling (KNRC001 and KNRC002 were twinned with the Barrick’s KRC001 and KRC002 respectively) and has extended the mineralization to both the northeast and the southwest. Goldbelt believes that the mineralization between the Vindaloo and Madras Prospects is continuous. Goldbelt will commence a large Induced Polarisation (‘IP’) ground geophysical study to determine the extent of the pyrite mineralisation, silicification and porphyries – all reported characteristics of the Vindaloo Prospect mineralization – within the local area.

Goldbelt is keen to extend the drilling to the southwest and towards the Madras Prospect 4 km to the northeast. To this end, an additional 3,000m of RC and 500m of diamond drilling have been committed to the project in December.

Results from a six further holes drilled some 4km to the north at the Madras Prospect, along the same geological strike, are expected in due course.

Peter Turner, Vice President of Exploration and Business Development said, “These initial results are extremely encouraging. The Goldbelt exploration team has reported good widths and grades of gold mineralization over the initial part of the Vindaloo Prospect. Although it is still early days at this project, I am hoping that in the near future, we will be committing to a full resource drilling program over the entire 7km strike length to fulfill Goldbelt’s aim to have a second gold mining operation in Burkina Faso.”

The information in this report relating to exploration results is based on information compiled by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy. Dr. Turner has sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by National Instrument 43-101.

Dr. Turner consented to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Hole Number	License	East	North	Depth	From	To	Down-	Gold grade
				of hole	(m)	(m)	hole	(g/t)
				(m)			Interval
							(m)
SW BURKINA FASO LICENSES
KNRC001	KARI NORD	441659	1261617	100	26	33	7	2.03
including		441659	1261617	100	26	29	3	3.69
and		441659	1261617	100	39	81	42	2.65
including		441659	1261617	100	39	64	25	3.61
and		441659	1261617	100	89	97	8	1.87
including		441659	1261617	100	89	92	3	3.51
*KNRC002	KARI NORD	441634	1261635	118	92	118	26	2.47
including		441634	1261635	118	92	99	7	3.60
including		441634	1261635	118	104	109	5	5.16
KNRC003	KARI NORD	441687	1261658	92	15	19	4	2.05
including		441687	1261658	92	16	17	1	6.97
and		441687	1261658	92	26	63	37	2.76
including		441687	1261658	92	46	63	17	3.98
and		441687	1261658	92	70	83	13	2.05
including		441687	1261658	92	74	76	2	6.75
KNRC004	KARI NORD	441662	1261676	108	84	107	23	2.28
including		441662	1261676	108	100	107	7	3.76
KNRC005	KARI NORD	441629	1261576	85	31	74	43	2.95
including		441629	1261576	85	43	55	12	6.00
*KNRC006	KARI NORD	441605	1261593	102	81	102	21	3.11
*including		441605	1261593	102	87	102	15	4.16
Table 1. Significant RC drill results from the Kari North license, Hounde District, SW Burkina Faso

* denotes that the drill hole ended in mineralization meaning that the true extent of the mineralization may not have been intersected. NQ2 diamond core tails are currently being drilled in holes KNRC002, KNRC004, KNRC005 and KNRC006.

Notes accompanying drilling results

•	All holes are drilled by reverse circulation technique
•	All holes have been drilled to UTM Grid Southeast (120[o] at an inclination of -60o). Down-hole surveying has been conducted at the end of the hole and at 30m intervals to the top of the hole
•	Each sample is riffle split and a 3kg sample each 1 metre interval is collected at the drilling site and uniquely numbered
•
All samples were prepared at the SGS Laboratory in Ouagadougou by drying and pulverizing to 90% passing 75µm. Gold analysis was conducted by lead recuperation, fire assay with an atomic absorption spectrometry (AAS) finish (a detection limit of 0.01 ppm Au quoted by SGS)

•	Internationally recognized geo-reference standards and duplicate samples are inserted in sequence with all drilling samples at a frequency of 1 in every 20 to monitor the accuracy of the procedure
•	All results of geo-reference standards and duplicates are routinely monitored to be within acceptable limits for the type and method of analysis used
•	All results are reported to two decimal places
•
The intercepts quoted are down-hole lengths and therefore might not represent the true widths of the mineralisation All intercepts are greater than 5 gramme-metres and are quoted using a 0.5 g/t gold lower cut-off, no upper cut-off and less than 4m of internal dilution (<0.5 g/t gold)

Figure 1. The geological setting of the Hounde Greenstone belt around showing Goldbelt’s recent RC drilling results on the Vindaloo Prospect.

Figure 2. Section 1261576N showing the recent results of the RC drilling by Goldbelt at the Vindaloo Prospect. Hole
KNRC006 ended in mineralization at the point where water pressures were too high and a decision was made to redrill the remaining part of the hole with diamond core.

Figure 3. Section 1261625N showing the recent results of the RC drilling by Goldbelt at the Vindaloo Prospect. Hole
KNRC002 ended in mineralization at the point where water pressures were too high and a decision was made to redrill the remaining part of the hole with diamond core.

Figure 4. Section 1261658N showing the recent results of the RC drilling by Goldbelt at the Vindaloo Prospect. Hole
KNRC004 ended close to mineralization at the point where water pressures were too high and a decision was made to redrill the remaining part of the hole with diamond core.